                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K
                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934
                    For the Plan Year Ended December 31, 1995



                         Commission File Number: 1-9223



                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN




                        SERVICE MERCHANDISE COMPANY, INC.
                 P.O. Box 24600, Nashville, Tennessee 37202-4600
                                (mailing address)
           7100 Service Merchandise Drive, Brentwood, Tennessee 37027
                     (address of principal executive office)

Financial Statements and Schedules
Description                                                                                  Page
- -----------                                                                                  ----
Financial Statements:

Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . . .             3

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1995 and December 31, 1994  . . . . . . . . . . . . . . . . . . . .             4

Statements of Changes in Net Assets Available for Plan Benefits for the
  Plan Years Ended December 31, 1995 and December 31, 1994 . . . . . . . . . . . .             5

Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . .           6-15

Signatures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             16



Supplemental Schedules:

Schedule I - Line 27a--Schedule of Assets Held for Investment
  Purposes as of December 31, 1995 . . . . . . . . . . . . . . . . . . . . . . . .            17

Schedule II - Line 27d--Schedule of Reportable Transactions for the
  Plan Year Ended December 31, 1995. . . . . . . . . . . . . . . . . . . . . . . .            18

Consent:

Independent Auditors' Consent (Exhibit 23). . . . . . . . . . . . . . . . . . . .             19










NOTE:  Other schedules not included have been omitted as they are not applicable.

DELOITTE & TOUCHE LLP
- ---------------------        --------------------------------------------------
                             Suite 2400                Telephone (615) 259-1800
                             424 Church Street         Facsimile (615) 259-1857
                             Sun Trust Center
                             Nashville, Tennessee 37219-2396

INDEPENDENT AUDITORS' REPORT

Employee Benefits Committee
Service Merchandise Company, Inc.
 Savings and Investment Plan
Nashville, Tennessee

We have audited the accompanying statements of net assets available for Plan benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1995 and 1994, and the related statement of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Service Merchandise Company, Inc. Savings and Investment Plan as of December 31, 1995 and 1994 and the changes in its net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules, which are the responsibility of the Plan's management, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP


June 10, 1996




- ---------------
Deloitte Touche
Tohmatsu
International
- ---------------

                                                   SERVICE MERCHANDISE COMPANY, INC.
                                                      SAVINGS AND INVESTMENT PLAN
                                         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                      December 31,
                                                                         ---------------------------------------

                                                                               1995                  1994
                                                                         -----------------     -----------------
Assets:
    Investments - current value
       (cost:  $70,892,072 and $67,314,604, respectively)                     $69,898,133           $59,738,992
Receivables:
    Loans to participants                                                       4,567,525             4,409,231
    Employee contributions                                                        176,628               179,194
    Employer contributions                                                         41,397                68,960
    Dividends and interest                                                          6,768                 5,793
                                                                         -----------------     -----------------

        Total assets                                                           74,690,451            64,402,170
                                                                         -----------------     -----------------


Liabilities:
    Payable to Plan participants                                                  237,914               241,962
                                                                         -----------------     -----------------

        Total liabilities                                                         237,914               241,962
                                                                         -----------------     -----------------

Net assets available for Plan benefits                                        $74,452,537           $64,160,208
                                                                         =================     =================



See Notes to Financial Statements.

                                                   SERVICE MERCHANDISE COMPANY, INC.
                                                      SAVINGS AND INVESTMENT PLAN
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                 December 31,
                                                                    ---------------------------------------

                                                                           1995                  1994
                                                                    ------------------    -----------------
Net assets available for Plan benefits, beginning of year                 $64,160,208          $70,044,328
                                                                    ------------------    -----------------

Additions:
    Employee contributions                                                  9,137,087            9,408,232
    Employer contributions                                                  2,098,312            3,657,306
    Dividends and interest income                                           3,594,163            3,205,407
    Net appreciation (depreciation) in investments                          6,035,467          (13,755,377)
                                                                    ------------------    -----------------

        Total additions                                                    20,865,029            2,515,568
                                                                    ------------------    -----------------


Deductions:
    Payments to Plan participants                                          10,572,700            8,399,688
                                                                    ------------------    -----------------

        Total deductions                                                   10,572,700            8,399,688
                                                                    ------------------    -----------------

Net additions (deductions)                                                 10,292,329           (5,884,120)
                                                                    ------------------    -----------------

Net assets available for Plan benefits, end of year                        74,452,537          $64,160,208
                                                                    ==================    =================



See Notes to Financial Statements.

                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                   PLAN YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 1:  Description of Plan

     The Service Merchandise Company, Inc. Savings and Investment Plan (the "Plan") is a qualified defined contribution plan, under Section 401(a) and 401(k) of the Internal Revenue Code, covering eligible associates of Service Merchandise Company, Inc. (the "Company"). The Plan was created on July 1, 1983 and amended and restated February 6, 1991, effective January 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The following brief description of the Plan is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for more complete information.

     Eligibility

     All associates are eligible upon completing one year of qualified service, as defined in the Plan agreement, and reaching a minimum age of 21.

     Contributions

     Associates may contribute through salary deferral from 1% to 15% of their annual salary, up to a maximum allowed by law. The Plan provides for a matching contribution to be made by the Company based on the ratio of "net profit," as defined, to net sales of the Company for the fiscal year corresponding with the previous Plan year. "Net profit" is defined as the Company's net profit 1) excluding any additional interest and expenses attributable to the Company's 1989 recapitalization and 2) excluding the provision for income taxes and any extraordinary items.

     Net Profit as a Percentage of Company
      Sales for Fiscal Year Corresponding                    Employer Match
            with Previous Plan Year                            Percentage
   -----------------------------------------         ---------------------------
                      0%                                           0%
       Greater than 0% but less than 1%                           10%
          1% or more but less than 2%                             20%
          2% or more but less than 3%                             30%
          3% or more but less than 4%                             40%
                  4% or more                                      50%

     The Company's maximum matching contribution is limited to the first 6% of a participant's compensation, as defined in the Plan. In accordance with the aforementioned calculation, the Company's matching contribution was 30% and 50%, respectively, for the 1995 and 1994 Plan years.

                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                   PLAN YEARS ENDED DECEMBER 31, 1995 AND 1994

Vesting

     Participants are immediately 100% vested in all associate and Company contributions.

Participant Accounts

     Each participant's account is credited with the participant's contribution and Company's matching contribution. Plan earnings are allocated based on the participant's pro-rata share of each investment fund.

Investment Options

     Under the Plan, participants have a variety of investment options available. Except for the Service Merchandise Company, Inc. Common Stock Fund, the funds are proprietary products of T. Rowe Price, the investment manager and Plan trustee.

     Participants may invest their account, in minimum whole increments of 1%, in any of the following investment options:

     Service Merchandise Company, Inc. Common Stock Fund: consists exclusively of the Company's registered common stock.

     New Income Fund: consists primarily of income-producing investment-grade debt securities.

     U.S. Treasury Fund: consists exclusively of short-term U.S.
     government-backed securities, primarily U.S. Treasuries.

     Equity Income Fund: consists primarily of dividend-paying common stocks, with emphasis on established companies, with prospects for both increasing dividends and capital appreciation.

     Capital Appreciation Fund: consists of investments in common stocks believed by T. Rowe Price to be undervalued in relation to various measures, such as assets or earnings, and also investments in fixed income and other securities.

     Spectrum Growth Fund: consists of investments in primarily T. Rowe Price domestic stock funds and also in a T. Rowe Price foreign stock fund.

     Balanced Fund: consists of a diversified portfolio consisting of approximately 60% in common stocks and the balance in fixed income securities and cash reserves.

                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                   PLAN YEARS ENDED DECEMBER 31, 1995 AND 1994


Earnings from the funds, consisting primarily of interest and dividends, are automatically reinvested in their respective fund.

At December 31, 1995, there were a total of 6,739 participants in the Plan. Employee participation, by fund, at December 31, 1995 was as follows:

            Service Merchandise Company, Inc.
              Common Stock Fund                                        3,576
            New Income Fund                                            2,400
            U.S. Treasury Fund                                         3,334
            Equity Income Fund                                         2,670
            Capital Appreciation Fund                                  1,352
            Spectrum Growth Fund                                       1,496
            Balanced Fund                                              1,156

Payment of Benefits

Upon termination of employment prior to retirement, all participant balances less than $3,500 are distributed in a lump-sum amount. Balances $3,500 and above may, at the participant's option, be distributed in a lump-sum or held until retirement. As of December 31, 1995 and 1994, net assets available for benefits included $997,089 and $1,293,467, respectively, due to participants who have withdrawn from participation in the Plan.

Upon becoming permanently and totally disabled or upon normal retirement, the participant has the option of receiving his or her balance as a lump-sum, in installments, or as a combination.

Distributions upon the death of a participant are paid in a lump-sum amount.

Tax Effect on Participants

Participants' contributions, subject to certain regulatory maximums, are in tax deferred dollars. Company matching contributions and investment earnings allocated to participants' accounts are not taxable to the participant until the amounts are distributed from the Plan.

                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                   PLAN YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 2:  Summary of Accounting Policies

      Method of Accounting

      The Plan's financial statements are prepared on the accrual basis of accounting.


      Investments

      Investments are valued based on quoted market prices as of the last business day of the Plan year.


      Net Appreciation (Depreciation) on Investments

      Net appreciation (depreciation) on investments includes both realized and unrealized appreciation (depreciation). The net appreciation (depreciation) for the Plan year ended December 31, 1995 was $6,035,467 as compared to ($13,755,377) for the year ended December 31, 1994. In addition to the overall stock market decline, the significant net depreciation for the year ended 1994 was primarily related to the net depreciation in the Service Merchandise Company, Inc. Common Stock Fund as the market price decreased to $4.75 at December 31, 1994 from $10.00 at December 31, 1993.


NOTE 3:  Share or Unit Values

      Units of each investment fund are allocated daily based on changes in market valuation and participant contributions; Company contributions are allocated quarterly. The market value, per share or unit, by fund was as follows:

Fund                   December 31, 1994      March 31, 1995        June 30, 1995     September 30,1995      December 31, 1995
- -------------------    -----------------    ------------------    ----------------    ------------------    ------------------

                        Shares               Shares                Shares              Shares                Shares
                          or      Market        or     Market         or   Market        or      Market         or     Market
                        Units     Value       Units    Value        Units  Value        Units    Value        Units    Value
                       ---------  ------    --------- -------    --------- -------    --------- --------    --------- --------
Service Merchandise
Company, Inc.
Common Stock Fund      2,591,211   $4.75    2,736,192   $5.00    2,837,821   $4.91     2,796,855   $7.12     2,736,140   $4.88

New Income Fund        1,263,569   $8.39    1,271,857   $8.64    1,264,049   $8.99     1,256,359   $9.02     1,257,930   $9.28

U. S. Treasury Fund   17,211,268   $1.00   17,386,155   $1.00   17,127,641   $1.00    17,221,910   $1.00    16,999,699   $1.00

Equity Income Fund       718,706  $15.98      720,667  $16.98      739,441  $17.96       747,761  $19.12       790,898  $20.01

Capital
Appreciation Fund        240,636  $12.10      252,161  $12.85      262,312  $13.67       259,008  $14.38       289,642  $13.67

Spectrum Growth
Fund                     273,875  $11.13      275,447  $11.85      280,766  $12.71       305,489  $13.77       362,269  $13.49

Balanced Fund            188,100  $11.14      199,572  $11.66      208,369  $12.37       222,146  $12.85       241,117  $13.22

                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                   PLAN YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE 4:  Investments

The following table presents the fair values, as determined by quoted market prices as of the last day of the Plan year, of the Plan's investments.

                                                   December 31,                                      December 31,
                                                       1995                                              1994
                                  ------------------------------------------------   ----------------------------------------------

                                        Number of                                       Number of
                                        Shares or                                       Shares or
                                          Units                                           Units
                                           of                           Current             of                           Current
          Description                 Participation      Cost            Value        Participation       Cost            Value
- ---------------------------------     --------------------------------------------    ---------------------------------------------
Service Merchandise Company, Inc.
  Common Stock Fund                       2,736,140   18,504,038       13,338,683          2,591,211   $18,979,124     $12,308,252

Service Merchandise Company, Inc.
  Common Stock - Cash                       -             26,316           26,316           -               77,852          77,852

New Income Fund                           1,257,930   11,213,877       11,673,588          1,263,569    11,268,568      10,601,342

U.S. Treasury Fund                       16,999,699   16,999,699       16,999,699         17,211,268    17,211,268      17,211,268

Equity Income Fund                          790,898   13,143,271       15,825,861            718,706    11,452,160      11,484,918

Capital Appreciation Fund                   289,642    3,707,476        3,959,405            240,636     2,975,182       2,911,694

Spectrum Growth Fund                        362,269    4,449,483        4,887,011            273,875     3,199,227       3,048,228

Balanced Fund                               241,117    2,847,912        3,187,570            188,100     2,151,223       2,095,438
                                                     ------------     ------------                     ------------    ------------

        Total Investments                            $70,892,072      $69,898,133                      $67,314,604     $59,738,992
                                                     ============     ============                     ============    ============

The allocation by investment fund, of net assets available for benefits as of December 31, 1995 and 1994 and changes in net assets available for benefits for the years ended December 31, 1995 and 1994 are as follows on pages 11 through 14:

                                                SERVICE MERCHANDISE COMPANY, INC.
                                                   SAVINGS AND INVESTMENT PLAN
                                        ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                     TO INVESTMENT PROGRAMS
                                             FOR THE PLAN YEAR ENDED DECEMBER 31, 1995

                             Service
                           Merchandise
                          Company, Inc.   New         U.S.       Equity     Capital   Spectrum            Participant
                             Common     Income      Treasury     Income  Appreciation  Growth   Balanced     Loan
                           Stock Fund    Fund         Fund        Fund       Fund       Fund      Fund       Fund        Total
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

Assets:
 Investments -
  current value           $13,364,999 $11,673,588 $16,999,699 $15,825,861 $3,959,405 $4,887,011 $3,187,570        -   $69,898,133
 Receivables:
  Loans to participants         7,968       4,958      10,680       6,688      1,515      2,352      1,149 $4,532,215   4,567,525
  Employee contributions       39,818      22,153      37,016      33,314     15,132     17,884     11,311        -       176,628
  Employer contributions        8,653       5,287       8,541       8,316      3,476      4,418      2,706        -        41,397
  Dividends and interest        1,461         960       1,932       1,403        311        493        208        -         6,768
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

  Total assets             13,422,899  11,706,946  17,057,868  15,875,582  3,979,839  4,912,158  3,202,944  4,532,215  74,690,451
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------


Liabilities:
  Payable to Plan
    participants               61,232      32,507      21,000      71,083     13,488     21,130     17,474        -       237,914
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

  Total liabilities            61,232      32,507      21,000      71,083     13,488     21,130     17,474        -       237,914
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------




                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
Net assets available
  for Plan Benefits       $13,361,667 $11,674,439 $17,036,868 $15,804,499 $3,966,351 $4,891,028 $3,185,470 $4,532,215 $74,452,537
                          =========== =========== =========== =========== ========== ========== ========== ========== ===========

                                                  SERVICE MERCHANDISE COMPANY, INC.
                                                     SAVINGS AND INVESTMENT PLAN
                                           ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                        TO INVESTMENT PROGRAMS
                                               FOR THE PLAN YEAR ENDED DECEMBER 31, 1994


                           Service
                          Merchandise
                         Company, Inc.    New         U.S.       Equity     Capital    Spectrum             Participant
                            Common       Income     Treasury     Income  Appreciation   Growth    Balanced     Loan
                          Stock Fund      Fund        Fund        Fund        Fund       Fund       Fund       Fund      Total
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
Assets:
 Investments -
  current value           $12,386,104 $10,601,342 $17,211,268 $11,484,918 $2,911,694 $3,048,228 $2,095,438      -     $59,738,992
 Receivables:
  Loans to participants         9,082       5,691      11,251       5,621      1,225      1,612      1,056 $4,373,693   4,409,231
  Employee contributions       45,638      25,036      42,449      29,659     12,931     13,853      9,628      -         179,194
  Employer contributions       17,477       9,665      16,642      11,313      4,893      5,243      3,727      -          68,960
  Dividends and interest        1,585         944       1,739         910        186        267        162      -           5,793
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

  Total assets             12,459,886  10,642,678  17,283,349  11,532,421  2,930,929  3,069,203  2,110,011  4,373,693  64,402,170
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------


Liabilities:
 Payable to Plan
  participants                 50,559      42,775      43,479      59,729     16,843     12,228     16,349      -         241,962
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

  Total liabilities            50,559      42,775      43,479      59,729     16,843     12,228     16,349      -         241,962
                          ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------




Net assets available      ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
  for Plan benefits       $12,409,327 $10,599,903 $17,239,870 $11,472,692 $2,914,086 $3,056,975 $2,093,662 $4,373,693 $64,160,208
                          =========== =========== =========== =========== ========== ========== ========== ========== ===========

                                               SERVICE MERCHANDISE COMPANY, INC.
                                                  SAVINGS AND INVESTMENT PLAN
                                         ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                                           FOR PLAN BENEFITS TO INVESTMENT PROGRAMS
                                           FOR THE PLAN YEAR ENDED DECEMBER 31, 1995


                        Service
                      Merchandise
                     Company, Inc.    New        U.S.       Equity     Capital   Spectrum             Participant
                        Common      Income     Treasury     Income  Appreciation  Growth   Balanced      Loan
                      Stock Fund     Fund        Fund        Fund       Fund       Fund      Fund        Fund       Total
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------  ---------- -----------
Net assets
  available for
  Plan benefits,
  beginning of year  $12,409,327 $10,599,903 $17,239,870 $11,472,692 $2,914,086 $3,056,975 $2,093,662 $4,373,693  64,160,208
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------


Additions:

 Employee
   contributions       2,188,714   1,210,578   2,078,612   1,588,998    732,204    789,862    548,119        -     9,137,087
 Employer
   contributions         506,429     284,548     487,564     361,216    158,324    177,473    122,758        -     2,098,312
 Dividends and
   interest income        76,516     807,283     967,705     935,756    322,068    339,273    145,562        -     3,594,163
 Net appreciation
   in investments        503,060   1,121,382         -     2,954,390    387,855    640,364    428,416        -     6,035,467
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

   Total additions     3,274,719   3,423,791   3,533,881   5,840,360  1,600,451  1,946,972  1,244,855        -    20,865,029
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------


Deductions:
 Payments to Plan
   participants        1,720,088   1,784,617   2,908,743   2,114,904    659,517    536,358    281,295    567,178  10,572,700
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

   Total deductions    1,720,088   1,784,617   2,908,743   2,114,904    659,517    536,358    281,295    567,178  10,572,700


Net transfer
  between funds         (145,818)   (190,697)    146,961   1,237,808    229,103    579,389    228,373 (2,085,119)        -

Participant loans
  processed             (456,473)   (373,941)   (975,101)   (631,457)  (117,772)  (155,950)  (100,125) 2,810,819         -
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

Net additions
  (deductions)           952,340   1,074,536    (203,002)  4,331,807  1,052,265  1,834,053  1,091,808    158,522  10,292,329
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

Net assets
  available for
  Plan benefits,
  end of year        $13,361,667 $11,674,439 $17,036,868 $15,804,499 $3,966,351 $4,891,028 $3,185,470 $4,532,215 $74,452,537
                     =========== =========== =========== =========== ========== ========== ========== ========== ===========

                                                                 SERVICE MERCHANDISE COMPANY, INC.
                                                                     SAVINGS AND INVESTMENT PLAN
                                                            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                                                               FOR PLAN BENEFITS TO INVESTMENT PROGRAMS
                                                              FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
                       Service
                     Merchandise
                     Company, Inc.   New         U.S.      Equity      Capital   Spectrum             Participant
                        Common      Income     Treasury    Income   Appreciation  Growth    Balanced     Loan
                      Stock Fund     Fund        Fund       Fund        Fund       Fund       Fund       Fund       Total
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------
Net assets
  available for
  Plan benefits,
  beginning of year  $20,428,240 $11,970,534 $16,116,595 $11,399,028 $2,094,019 $1,784,106 $1,734,577 $4,517,229 $70,044,328
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------


Additions:

 Employee
   contributions       2,448,197   1,392,561   2,243,375   1,582,592    623,104    639,195    479,208      -       9,408,232
 Employer
   contributions         954,490     549,240     899,614     599,794    226,833    243,302    184,033      -       3,657,306
 Dividends and
   interest income        89,619     871,659     658,466     997,708    236,038    235,780    116,137      -       3,205,407
 Net depreciation
   in investments    (11,717,746) (1,088,224)        -      (455,765)  (144,063)  (208,432)  (141,147)     -     (13,755,377)
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

   Total additions    (8,225,440)  1,725,236   3,801,455   2,724,329    941,912    909,845    638,231      -       2,515,568
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------


Deductions:
 Payments to
   Plan participants   1,415,147   1,232,373   2,228,621   1,939,428    387,064    505,294    199,512    492,249   8,399,688
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

   Total deductions    1,415,147   1,232,373   2,228,621   1,939,428    387,064    505,294    199,512    492,249   8,399,688


Net transfer
  between funds        2,047,755  (1,355,814)    387,427    (324,390)   344,132    979,531     32,667 (2,111,308)     -

Participant loans
  processed             (426,081)   (507,680)   (836,986)   (386,847)   (78,913)  (111,213)  (112,301) 2,460,021      -
                     ----------- ----------- ----------- ----------- ---------- ---------- ----------  --------- -----------

Net additions
  (deductions)        (8,018,913) (1,370,631)  1,123,275      73,664    820,067  1,272,869    359,085   (143,536) (5,884,120)
                     ----------- ----------- ----------- ----------- ---------- ---------- ---------- ---------- -----------

Net assets
  available for
  Plan benefits,
  end of year        $12,409,327 $10,599,903 $17,239,870 $11,472,692 $2,914,086 $3,056,975 $2,093,662 $4,373,693 $64,160,208
                     =========== =========== =========== =========== ========== ========== ========== ========== ===========

                        SERVICE MERCHANDISE COMPANY, INC.
                           SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                   PLAN YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 5:  Loans to Participants

     Participants may borrow from their account subject to certain restrictions and limitations. Outstanding loans cannot exceed 50% of the participant's account balance and are subject to a maximum of $50,000 and a minimum of $1,000. The Plan requires the trustee to establish the interest rate on the date of loan origination which is comparable to the interest rate charged by lending institutions for loans made under similiar circumstances. Currently, loans bear interest at 1% over the prime rate in effect. Loan repayment periods generally range from one to five years. At December 31, 1995, 2,002 participants had loans outstanding from the Plan.

NOTE 6:  Administration of the Plan

     The Plan is administered by the Employee Benefit Plan Committee appointed by the Company's Board of Directors. T. Rowe Price of Baltimore, Maryland serves as trustee and investment manager. Currently, trustee fees are paid directly by the Company.

NOTE 7:  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Plan assets will be distributed, if permissible, or transferred for the benefit of participants in relation to their vested account balances.

NOTE 8:  Tax Status

     The Plan has received a determination letter indicating it is qualified under Section 401(a) and meets the additional requirements of Section 401(k) of the Internal Revenue Code. The Plan is exempt from federal income tax under Section 501(a) of the Internal Revenue Code.

     In March 1995, the Plan applied for a determination letter with regard to the Plan Amendment and Restatement and anticipates a favorable ruling on its application.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         SERVICE MERCHANDISE COMPANY, INC.
                                         SAVINGS AND INVESTMENT PLAN


June 20,1996                             By:  /s/ Robert C. Eimers
                                              -------------------------------
                                              Robert C. Eimers
                                              Committee Chairman

June 20,1996                             By:  /s/ Glen A. Bodzy
                                              -------------------------------
                                              Glen A. Bodzy
                                              Committee Member

June 20,1996                             By:  /s/ S. Cusano
                                              -------------------------------
                                              S. Cusano
                                              Committee Member

June 20,1996                             By:  /s/ Gary M. Witkin
                                              -------------------------------
                                              Gary M. Witkin
                                              Committee Member

June 20,1996                             By:  /s/ Raymond Zimmerman
                                              -------------------------------
                                              Raymond Zimmerman
                                              Committee Member


                                                               SERVICE MERCHANDISE COMPANY, INC.
                                                                  SAVINGS AND INVESTMENT PLAN
                                                                   SCHEDULE I - LINE 27a --
                                                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                                       DECEMBER 31, 1995

             (a)                (b)                                     (c)                             (d)                (e)
                                                             Description of investment
                    Identity of issue, borrower,       including maturity date, rate of interest,                        Current
                     lessor, of similiar party           collateral, par or maturity value              Cost              Value
             ---- ---------------------------------    ------------------------------------------  -------------     ---------------
             *    Service Merchandise Company, Inc.    Common Stock                                   18,504,038          13,338,683

             *    Service Merchandise Company, Inc.    Cash - common stock purchase, not settled          26,316              26,316

             *    T. Rowe Price                        New Income Fund                                11,213,877          11,673,588

             *    T. Rowe Price                        U.S. Treasury Fund                             16,999,699          16,999,699

             *    T. Rowe Price                        Equity Income Fund                             13,143,271          15,825,861

             *    T. Rowe Price                        Capital Appreciation Fund                       3,707,476           3,959,405

             *    T. Rowe Price                        Spectrum Growth Fund                            4,449,483           4,887,011

             *    T. Rowe Price                        Balanced Fund                                   2,847,912           3,187,570
                                                                                                   -------------     ---------------

                      Total investments                                                              $70,892,072         $69,898,133
                                                                                                    =============    ===============

                  Loans to Participants                Interest rate: High: 12.5 %    Low: 7.0 %                         $ 4,567,525
                                                                                                                     ===============

                                                                    SERVICE MERCHANDISE COMPANY, INC.
                                                                       SAVINGS AND INVESTMENT PLAN
                                                                         SCHEDULE II - LINE 27d
                                                                   SCHEDULE OF REPORTABLE TRANSACTIONS
                                                                For The Plan Year Ended December 31, 1995

           (a)                   (b)              (c)          (d)       (e)     (f)           (g)          (h)           (i)

                            Description of
                            asset (include                                                                Current
                            interest rate                                       Expense                  value of
                            and maturity                                       incurred                  asset on
    Identity of party         in case          Purchase      Selling   Lease     with        Cost of    transaction      Net
        involved             of a loan)         Price        Price     rental transaction     Asset         date       Gain/(Loss)
- ----------------------- -------------------- ------------ ----------- ------- ----------- ------------ ------------  --------------
Individual transactions

None applicable.

Series of transactions

Service Merchandise
   Company, Inc.        Common Stock          $3,821,968       -          -       -        $3,821,968    $3,864,408      ($42,440)
Service Merchandise
   Company, Inc.        Common Stock              -         $3,331,912    -       -         4,168,054     3,331,912      (836,142)

T. Rowe Price           New Income Fund        2,257,238       -          -       -         2,257,238     2,258,662        (1,424)
T. Rowe Price           New Income Fund           -          2,307,799    -       -         2,311,481     2,307,799        (3,682)

T. Rowe Price           U. S. Treasury Fund    3,963,145       -          -       -         3,963,145     3,963,145        -
T. Rowe Price           U. S. Treasury Fund       -          4,174,714    -       -         4,174,714     4,174,714        -

T. Rowe Price           Equity Income Fund     3,592,791       -          -       -         3,592,791     3,584,773         8,018
T. Rowe Price           Equity Income Fund        -          2,198,217    -       -         1,943,410     2,198,217       254,807
- -----------------------------------------------------------------------------------------------------------------------------------